Exhibit 2

[LETTERHEAD OF POLYGON GLOBAL OPPORTUNITIES MASTER FUND]

June 28, 2006

BY FACSIMILE AND UPS

West Corporation

11808 Miracle Hills Drive

Omaha, Nebraska  68154

Attn:                   Thomas B. Barker
Chief Executive Officer

Re:                               Inspection of Books and Records

Dear Mr. Barker:

Polygon Global Opportunities Master Fund (the “Stockholder”), pursuant to 8 Del. C. § 220, hereby demands to inspect and copy certain books and records of West Corporation (the “Company”), during normal business hours, as described herein. The Stockholder is the beneficial owner of shares of stock of the Company. A letter from UBS Securities LLC, a prime broker of the Stockholder, evidencing Stockholder’s ownership of shares of the Company is attached hereto as Exhibit A. Unless otherwise specified, the Stockholder seeks inspection and copying of the following categories of documents, in each case created since January 1, 2003:

1.             All projections or forecasts of financial performance of the Company for any period after the date of creation of the projection or forecast.

2.             All documents constituting or reflecting any offer or inquiry by any bidder or potential bidder to acquire the Company, to acquire ownership of more than 20% of the shares of the Company, or to engage in a recapitalization transaction involving the Company.

3.             All agendas, presentations to, minutes of resolutions adopted at meetings of the Board of Directors of the Company or any committee thereof (hereinafter “Board Materials”) involving actual or potential transactions to maximize the value of the Company.

4.             All Board Materials reflecting strategic transactions, including without limitation all potential transactions considered by the Company as alternatives to the proposed financing of the recapitalization transaction involving the Company announced on May 31, 2006 (the “Recapitalization Transaction”).

5.             All Board Materials containing, referring to or discussing any projected or “target” future value of the Company, or any projected or “target” price for the Company’s stock.

6.             All documents reflecting or concerning communications with any person concerning actual or proposed financing of the Recapitalization Transaction, including any offering materials or presentations prepared in connection with the syndication of the financing for the Recapitalization Transaction.

7.             All Board Materials creating the Special Committee of the Board of Directors formed to consider the Recapitalization Transaction (the “Special Committee”), including, without limitation, the resolution or resolutions creating and/or defining the authority of the Special Committee.

8.             All documents or other materials presented to or considered by the Special Committee in recommending the Recapitalization Transaction.

9.             All notes or minutes of meetings of the Special Committee.

10.           All documents presented to the Special Committee discussing or commenting upon the fairness or adequacy of the price offered to the Company’s stockholders in the Recapitalization Transaction.

11.           All reports provided by any investment banker or financial advisor to the Special Committee concerning the Recapitalization Transaction.

12.           All documents or reports provided by any investment bankers or financial advisors to the Special Committee regarding solicitation of alternatives to the Recapitalization Transaction, or the interest (or lack of interest) of any person in presenting such an alternative.

13.           All documents or other materials presented to or considered by the Board of Directors of the Company in recommending the Recapitalization Transaction.

14.           All notes or minutes of meetings of the Board of Directors of the Company concerning the Recapitalization Transaction or any actual or potential alternative to the Recapitalization Transaction.

15.           All documents presented to the Board of Directors of the Company discussing or commenting upon the fairness or adequacy of the price offered to the Company’s stockholders in the Recapitalization Transaction.

16.           All reports provided by any investment banker or financial advisor to the Board of Directors of the Company concerning the Recapitalization Transaction.

17.           All documents or reports provided by any investment bankers or financial advisors to the Board of Directors of the Company regarding solicitation of alternatives to the Recapitalization Transaction, or the interest (or lack of interest) of any person in presenting such an alternative.

18.           All drafts of Board Materials distributed to any officers, employees or representatives of the Company involving actual or potential transactions to maximize the value of the Company, including any materials prepared by the investment bankers or financial advisors to the Board of Directors of the Company, or any committee thereof.

19.           All documents commenting upon or discussing whether 21 days is an adequate period in which to solicit alternatives to the Recapitalization Transaction.

20.           All documents reflecting the circumstances under which Gary and Mary West will convert a portion of their stock in the Company into shares of the corporation surviving the merger contemplated by the Recapitalization Transaction.

21.           All documents reflecting or estimating the value that Gary and Mary West will receive for the 15% of their shares of the Company that they intend to convert into shares of the corporation surviving the merger contemplated by the Proposed Recapitalization.

The Stockholder has two purposes for this demand. They are (1) to determine whether Stockholder should demand appraisal pursuant to 8 Del. C. § 262 of shares that it owns or controls and (2) to investigate whether members of the Special Committee or the Board of Directors of the Company have breached their fiduciary duties in approving the Proposed Recapitalization and, if so, to determine whether Stockholder should pursue claims arising out of that breach of fiduciary duty.

The Stockholder will bear the reasonable costs incurred by the Company in connection with the production of the information demanded. Please advise Kenneth J. Nachbar of Morris Nichols Arsht & Tunnell LLP, 1201 No. Market Street, Wilmington, DE 19801, (302) 351-9294, knachbar@mnat.com, within five business days after receipt of this letter, when and where the requested materials will be available for inspection. The undersigned hereby authorizes Kenneth J. Nachbar of the law firm of Morris Nichols Arsht & Tunnell LLP and his respective partners, associates, employees and any other persons to be designated by them, acting together, singly or in combination, to conduct the inspection and copying herein demanded.

Very truly yours,

Polygon Global Opportunities Master Fund

		By:	Polygon Investment Partners LLP,
its investment manager

		By:	/s/ Sean Côté
Sean Côté
General Counsel

Enclosures

cc:	The Corporation Service Company (by hand) (w/ encl)
Kenneth J. Nachbar, Esquire (by hand) (w/ encl)